Exhibit 99.1

XUNLEI ANNOUNCES UNAUDITED FINANCIAL RESULTS FOR THE SECOND QUARTER ENDED JUNE 30, 2024

Shenzhen, China, August 13, 2024 (GLOBE NEWSWIRE) - Xunlei Limited ("Xunlei" or the "Company") (Nasdaq: XNET), a leading technology company providing distributed cloud services in China, today announced its unaudited financial results for the second quarter ended June 30, 2024.

Second quarter 2024 Financial Highlights:

•	Total revenues were US$79.6 million, representing a decrease of 23.7% year-over-year.

•	Cloud computing revenues were US$26.4 million, representing a decrease of 13.8% year-over-year.

•	Subscription revenues were US$32.9 million, representing an increase of 10.8% year-over-year.

•	Live streaming and other internet value-added services (“Live streaming and other IVAS”) revenues were US$20.3 million, representing a decrease of 53.9% year-over-year.

•	Gross profit was US$40.7 million, representing a decrease of 11.3% year-over-year, and gross profit margin was 51.1% in the second quarter, compared with 44.0% in the same period of 2023.

•	Net income was US$2.5 million in the second quarter, compared with US$5.0 million in the same period of 2023.

•	Non-GAAP net income was US$3.2 million in the second quarter, compared with US$8.4 million in the same period of 2023.

•	Diluted earnings per ADS was approximately US$0.04 in the second quarter, compared with US$0.08 in the same period of 2023.

Mr. Jinbo Li, Chairman and Chief Executive Officer of Xunlei, stated that, “The second quarter results met our expectations and remained profitable. Specifically, our subscription business has demonstrated robust performance with an increase in revenue of 10.8% year-over-year due to our continued iteration of our product features and cultivation of our user community. Furthermore, we successfully launched Xunlei Browser on major platforms, excelling in delivering exceptional experiences in video streaming, web browsing, and novel reading. We are thrilled to receive overwhelmingly positive user feedback and intend to launch additional products in the coming days to better serve our customers.”

“In the second half of 2024, our primary focus will be on delivering refined products and services to our customers. We will continue diversifying our product portfolio, innovating interactive features, and organizing tailored local operations to further boost user penetration and drive global business growth. With a strong balance sheet, we believe we are well-positioned to invest in new initiatives. Looking ahead, we remain committed to expanding our business to create long-term value and foster sustainable growth,” concluded Mr. Li.

Second Quarter 2024 Financial Results

Total Revenues

Total revenues were US$79.6 million, representing a decrease of 23.7% year-over-year. The decrease in total revenues was mainly attributable to the decreased revenues from our live streaming business as a result of the downsizing of our domestic audio live streaming operations since June 2023.

Revenues from cloud computing were US$26.4 million, representing a decrease of 13.8% year-over-year. The decrease in cloud computing revenues was mainly due to the decreased revenues generated from certain of our major customers of the cloud computing services and a decline in sales of cloud computing hardware devices.

Revenues from subscription were US$32.9 million, representing an increase of 10.8% year-over-year. The increase in subscription revenues was mainly driven by the increase in the number of subscribers. The number of subscribers was 5.71 million as of June 30, 2024, compared with 4.72 million as of June 30, 2023. The average revenue per subscriber for the second quarter was RMB39.5, compared with RMB42.9 in the same period of 2023. The lower average revenue per subscriber was due to more promotional activities during the quarter.

Revenues from live streaming and other IVAS were US$20.3 million, representing a decrease of 53.9% year-over-year. The decrease of live streaming and other IVAS revenues was mainly due to the downsizing of our domestic audio live streaming operations since June 2023, which was partially offset by the increase in the revenues from our overseas audio live streaming business.

Costs of Revenues

Costs of revenues were US$38.6 million, representing 48.5% of our total revenues, compared with US$58.1 million, or 55.7% of the total revenues, in the same period of 2023. The decrease in costs of revenues was mainly attributable to the decreased revenue-sharing costs for our live streaming business, as well as the decreased bandwidth costs incurred during this quarter.

Bandwidth costs, as included in costs of revenues, were US$25.8 million, representing 32.4% of our total revenues, compared with US$28.9 million, or 27.7% of the total revenues, in the same period of 2023. The decrease was primarily due to the enhanced utilization efficiency and the decrease in revenues from cloud computing service during the quarter.

The remaining costs of revenues mainly consisted of costs related to the revenue-sharing arrangement for our live streaming business, payment handling charges, cost of inventories sold and depreciation of servers and other equipment.

Gross Profit and Gross Profit Margin

Gross profit for the second quarter of 2024 was US$40.7 million, representing a decrease of 11.3% year-over-year. Gross profit margin was 51.10% in the second quarter, compared with 44.0% in the same period of 2023. The decrease in gross profit was mainly driven by the decreased gross profit from our live streaming business, partially offset by the increased gross profit from our subscription business. The increase in gross profit margin was primarily due to the higher portion of subscription revenues, which have a higher gross profit margin, and the lower portion of live streaming revenues, which have a relatively lower gross profit margin.

Research and Development Expenses

Research and development expenses for the second quarter were US$17.5 million, representing 21.9% of our total revenues, compared with US$17.2 million, or 16.5% of our total revenues, in the same period of 2023.

Sales and Marketing Expenses

Sales and marketing expenses for the second quarter were US$10.9 million, representing 13.7% of our total revenues, compared with US$15.4 million, or 14.7% of our total revenues, in the same period of 2023. The decrease was primarily due to a reduction in marketing expenses incurred for our live streaming business as result of the downsizing of our domestic audio live streaming operations since June 2023.

General and Administrative Expenses

General and administrative expenses for the second quarter were US$11.2 million, representing 14.1% of our total revenues, compared with US$12.4 million, or 11.9% of our total revenues, in the same period of 2023. The decrease was primarily due to the decreased share-based compensation expenses, partially offset by the increase in labor costs during the quarter.

Operating Income

Operating income was US$1.0 million, compared with an operating income of US$0.9 million in the same period of 2023. The increase in operating income was primarily attributable to the decreased in marketing expenses and share-based compensation expenses, partially offset by the decrease in gross profit from our live streaming business during the quarter.

Other Income, Net

Other income, net was US$2.5 million, compared with other income, net of US$4.7 million in the same period of 2023. The decrease was primarily due to the reduction in exchange gains and subsidy income received during the quarter.

Net Income and Earnings Per ADS

Net income was US$2.5 million, compared with US$5.0 million in the same period of 2023. Non-GAAP net income was US$3.2 million in the second quarter of 2024, compared with US$8.4 million in the same period of 2023. The decreases of net income and non-GAAP net income were primarily attributable to the decrease in gross profit and other income, partially offset by the decrease in operating expenses as discussed above.

Diluted earnings per ADS in the second quarter of 2024 was approximately US$0.04 as compared to US$0.08 in the same period of 2023.

Cash Balance

As of June 30, 2024, the Company had cash, cash equivalents and short-term investments of US$263.4 million, compared with US$272.5 million as of March 31, 2024. The decrease was mainly due to the net cash outflow from operating activities, spending on share buybacks and payment for the construction of Xunlei headquarters.

Share Repurchase Program

On June 6, 2023, Xunlei announced that its Board of Directors had authorized the repurchase of up to US$20 million of its shares over the next 12 months. As of June 30, 2024, the Company had spent approximately US$4.7 million on share buybacks under the aforesaid share repurchase program.

On June 4, 2024, Xunlei announced that its Board of Directors had authorized a new plan for the repurchase of up to US$20 million of its shares over the next 12 months. As of June 30, 2024, the Company had spent approximately US$0.5 million on share buybacks under the new share repurchase program.

Guidance for the Second Quarter of 2024

For the third quarter of 2024, Xunlei estimates total revenues to be between US$81 million and US$86 million, and the midpoint of the range represents a quarter-over-quarter increase of approximately 4.9%. This estimate represents management's preliminary view as of the date of this press release, which is subject to change and any change could be material.

Conference Call Information.

Xunlei's management will host a conference call at 8:00 a.m. U.S. Eastern Time on August 13, 2024 (8:00 p.m. Beijing/Hong Kong Time), to discuss the Company's quarterly results and recent business developments.

Participant Online Registration: https://register.vevent.com/register/BI122c76439b8e42b492824299bb12cecb

Please register to join the conference using the link provided above and dial in 10 minutes before the call is scheduled to begin. Once registered, the participants will receive an email with personal PIN and dial-in information, and participants can choose to access either via Dial-In or Call Me. A kindly reminder that "Call Me" does not work for China number.

The Company will also broadcast a live audio webcast of the conference call. The webcast will be available at http://ir.xunlei.com. Following the earnings conference call, an archive of the call will be available at https://edge.media-server.com/mmc/p/we7k3gmp

About Xunlei

Founded in 2003, Xunlei Limited (Nasdaq: XNET) is a leading technology company providing distributed cloud services in China. Xunlei provides a wide range of products and services across cloud acceleration, shared cloud computing and digital entertainment to deliver an efficient, smart and safe internet experience.

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as "will," "expects," "believes," "anticipates," "future," "intends," "plans," "estimates" and similar statements. Among other things, the management's quotations and the "Guidance" section in this press release, as well as the Company's strategic, operational and acquisition plans, contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Forward-looking statements involve inherent risks and uncertainties, including but not limited to: the Company's ability to continue to innovate and provide attractive products and services to retain and grow its user base; the Company's ability to keep up with technological developments and users' changing demands in the internet industry; the Company's ability to convert its users into subscribers of its premium services; the Company's ability to deal with existing and potential copyright infringement claims and other related claims; the Company’s ability to react to the governmental actions for its scrutiny of internet content in China and the Company's ability to compete effectively. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by the Company is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of the press release, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

About Non-GAAP Financial Measures

To supplement Xunlei's consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles ("GAAP"), Xunlei uses the following measures defined as non-GAAP financial measures by the United States Securities and Exchange Commission: (1) non-GAAP operating income, (2) non-GAAP net income, (3) non-GAAP basic and diluted earnings per share for common shares, and (4) non-GAAP basic and diluted earnings per ADS. The presentation of the non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

Xunlei believes that these non-GAAP financial measures provide meaningful supplemental information to investors regarding the Company's operating performance by excluding share-based compensation expenses, which is not expected to result in future cash payments. These non-GAAP financial measures also facilitate management's internal comparisons to Xunlei's historical performance and assist the Company's financial and operational decision making. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude share-based compensation charge that has been and will continue to be for the foreseeable future a recurring expense in Xunlei's results of operations. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying reconciliation tables at the end of this release include details on the reconciliations between GAAP financial measures that are most directly comparable to the non-GAAP financial measures the Company has presented.

XUNLEI LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts expressed in thousands of USD, except for share, per share (or ADS) data)

	June 30,	December 31,
	2024	2023
	US$	US$
Assets

Current assets:
Cash and cash equivalents	129,338	170,802
Short-term investments	134,079	101,078
Accounts receivable, net	32,492	31,210
Inventories	2,018	2,219
Due from related parties	12,812	12,644
Prepayments and other current assets	10,124	9,423
Total current assets	320,863	327,376

Non-current assets:
Restricted cash	514	-
Long-term investments	30,690	32,134
Deferred tax assets	666	478
Property and equipment, net	57,972	60,028
Intangible assets, net	9,120	5,697
Goodwill	20,697	20,826
Due from a related party, non-current portion	19,609	19,619
Long-term prepayments and other non-current assets	3,306	1,953
Right-of-use assets	438	575
Total assets	463,875	468,686

Liabilities
Current liabilities:
Accounts payable	26,094	24,430
Due to related parties	17	-
Contract liabilities, current portion	38,155	36,375
Lease liabilities	237	276
Income tax payable	6,546	6,391
Accrued liabilities and other payables	43,534	53,708
Short-term bank borrowings and current portion of long-term bank borrowings	4,209	6,906
Total current liabilities	118,792	128,086

Non-current liabilities:
Contract liabilities, non-current portion	705	846
Lease liabilities, non-current portion	156	229
Deferred tax liabilities	1,053	513
Bank borrowings, non-current portion	14,032	15,539
Total liabilities	134,738	145,213

Equity
Common shares (US$0.00025 par value, 1,000,000,000 shares authorized, 375,001,940 shares issued and 323,525,556 shares outstanding as at December 31, 2023; 375,001,940 issued and 318,366,941 shares outstanding as at June 30, 2024)	79	81
Additional paid-in-capital	481,402	482,484
Accumulated other comprehensive loss	(19,978)	(18,913)
Statutory reserves	8,142	8,142
Treasury shares (51,476,384 shares and 56,634,999 shares as at December 31, 2023 and June 30, 2024, respectively)	14	12
Accumulated deficits	(140,550)	(146,944)
Total Xunlei Limited's shareholders' equity	329,109	324,862
Non-controlling interests	28	(1,389)
Total liabilities and shareholders' equity	463,875	468,686

XUNLEI LIMITED

Unaudited Condensed Consolidated Statements of Income

(Amounts expressed in thousands of USD, except for share, per share (or ADS) data)

	Three months ended
	Jun 30,	Mar 31,	Jun 30,
	2024	2024	2023
	US$	US$	US$
Revenues, net of rebates and discounts	79,603	80,359	104,307
Business taxes and surcharges	(270)	(379)	(302)
Net revenues	79,333	79,980	104,005
Costs of revenues	(38,632)	(37,139)	(58,140)
Gross profit	40,701	42,841	45,865

Operating expenses
Research and development expenses	(17,470)	(17,642)	(17,175)
Sales and marketing expenses	(10,867)	(10,061)	(15,372)
General and administrative expenses	(11,231)	(11,132)	(12,442)
Credit loss (expenses)/ write-back , net	(166)	26	(16)
Total operating expenses	(39,734)	(38,809)	(45,005)

Operating income	967	4,032	860
Interest income	1,265	1,221	1,089
Interest expense	(182)	(242)	(423)
Other income, net	2,535	290	4,699
Income before income taxes	4,585	5,301	6,225
Income tax expenses	(2,065)	(1,663)	(1,259)
Net income	2,520	3,638	4,966
Less: net loss attributable to non-controlling interest	(235)	(1)	(33)
Net income attributable to common shareholders	2,755	3,639	4,999
Earnings per share for common shares
Basic	0.0086	0.0113	0.0153
Diluted	0.0086	0.0112	0.0152

Earnings per ADS
Basic	0.0430	0.0565	0.0765
Diluted	0.0430	0.0560	0.0760

Weighted average number of common shares used in calculating:
Basic	320,688,429	323,341,607	326,335,266
Diluted	320,922,960	323,491,768	327,853,441

Weighted average number of ADSs used in calculating:
Basic	64,137,686	64,668,321	65,267,053
Diluted	64,184,592	64,698,354	65,570,688

XUNLEI LIMITED

Reconciliation of GAAP and Non-GAAP Results

(Amounts expressed in thousands of USD, except for share, per share (or ADS) data)

	Three months ended
	Jun 30,	Mar 31,	Jun 30,
	2024	2024	2023
	US$	US$	US$
GAAP operating income	967	4,032	860
Share-based compensation expenses	631	901	3,480
Non-GAAP operating income	1,598	4,933	4,340

GAAP net income	2,520	3,638	4,966
Share-based compensation expenses	631	901	3,480
Non-GAAP net income	3,151	4,539	8,446

GAAP earnings per share for common shares:
Basic	0.0086	0.0113	0.0153
Diluted	0.0086	0.0112	0.0152

GAAP earnings per ADS:
Basic	0.0430	0.0565	0.0765
Diluted	0.0430	0.0560	0.0760

Non-GAAP earnings per share for common shares:
Basic	0.0106	0.0140	0.0260
Diluted	0.0105	0.0140	0.0259

Non-GAAP earnings per ADS:
Basic	0.0530	0.0700	0.1300
Diluted	0.0525	0.0700	0.1295

Weighted average number of common shares used in calculating:
Basic	320,688,429	323,341,607	326,335,266
Diluted	320,922,960	323,491,768	327,853,441

Weighted average number of ADSs used in calculating:
Basic	64,137,686	64,668,321	65,267,053
Diluted	64,184,592	64,698,354	65,570,688

CONTACT:

Investor Relations

Xunlei Limited

Email: ir@xunlei.com

Tel: +86 755 6111 1571

Website: http://ir.xunlei.com